919 Third Avenue

New York, NY 10022

(212) 756-2000

fax (212) 593-5955

Writer’s Direct Number	Writer’s E-mail Address
(212) 756-2565	neil.rifkind@srz.com

July 20, 2006

VIA FACSIMILE AND EDGAR

Mellissa Duru, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	NewPage Holding Corporation Registration Statement on Form S-1 (as amended, the “Registration Statement”) File No. 333-133367

Dear Ms. Duru:

As discussed with you by telephone, at the request of the Staff, on behalf of NewPage Holding Corporation (the “Registrant”), we hereby confirm that the Registrant intends to file an amended Exhibit 5.1 to the Registration Statement in a post-effective amendment. Additionally, the Registrant will include the organization structure chart from its registration statement on Form S-4, as amended, in its final prospectus on Form 424(b).

The Registrant greatly appreciates the assistance of the Staff. Any questions relating to this correspondence may be directed to the undersigned at (212) 756-2565 or Michael R. Littenberg of this firm at (212) 756-2524.

Yours very truly,

/s/Neil C. Rifkind

Neil C. Rifkind

cc:	Matthew L. Jesch
NewPage Holding Corporation
Chief Financial Officer and Vice President

Douglas K. Cooper
NewPage Holding Corporation
Vice President, General Counsel and Secretary

Michael R. Littenberg, Esq.
Schulte Roth & Zabel LLP